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                                PRESS RELEASE
                             FOR IMMEDIATE RELEASE

                         GulfMark Offshore Reports
                     Record First Quarter 2002 Results
                                   &
                   Announces Newbuild Vessel For Brazil


     HOUSTON--April 30, 2002--GulfMark Offshore, Inc. (Nasdaq:GMRK)today announced record net income for the first quarter of 2002 of $5.4 million, or $0.62 per share (diluted), on revenues of $29.8 million. This compares to net income of $2.6 million, or $0.31 per share (diluted), on revenues of $21.9 million in the first quarter of 2001.

     Bruce Streeter, President and COO of the Company, said, "We are very pleased with the results of the first quarter. Despite the usual seasonal slowdown and the lay-up of one of our smallest PSVs in the North Sea (the Highland Legend), the first quarter not only outperformed the first quarter of 2001 by more than 100%, it outperformed our previous first quarter record set in 1998 by approximately 55%. Our high level of contract cover in the North Sea region mitigated the impact of the anticipated seasonal slowdown as we only had one vessel exposed to the spot market. We have since seen a turnaround in the market and in mid-April brought the Highland Legend out of lay-up."

     Mr. Streeter also announced the signing of a contract for the construction of a UT 755L design platform supply vessel in Brazil for $16.0 million with Estaleiro Promar 1 Reparos Navais Ltda., a joint venture of Aker Yards and Estaleiro Promar. Aker is the current contractor for our nine vessel newbuild program in Norway and has built a number of our existing vessels in the past. The Brazilian vessel will be similar in size and configuration to the recently delivered Highland Fortress and is scheduled for delivery in mid-2004. Mr. Streeter said, "We believe this is an important strategic step in expanding our presence in one of the fastest growing deepwater markets of the world. The addition of this new vessel will allow us to provide a complete range of services to the Brazilian offshore market in addition to providing the opportunity to expand our customer base."

     The consensus estimate of earnings for the quarter ended March 31, 2002, is approximately $0.64 per share for those analysts who have adjusted their estimates for the Company's 1.7 million share common stock offering completed in March 2002. The $0.02 per diluted share difference between the consensus and the reported earnings for the first quarter of 2002 is attributable to the acceleration of drydockings into the first quarter.

     GulfMark took advantage of the seasonal slowdown to accelerate drydockings in order to increase available vessel days during the more profitable second and third quarters of the year. The Company was successful in completing six vessel drydockings during the quarter while beginning a seventh during the last week of March. The current plan calls for 13 vessels

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to be drydocked during the remainder of the year, in addition to completing the drydocking begun in the first quarter. Mr. Streeter said, "We are pleased we were able to accelerate drydockings during this slower period while still achieving record results for the quarter. This will provide maximum availability of our fleet during the peak period of the year."

     Revenues of $29.8 million in the first quarter of 2002 were $7.9 million higher than the $21.9 million in the first quarter of 2001. The significant improvement was due principally to 2001 vessel additions while increased day rates were partially offset by lower utilization on existing vessels caused by the previously mentioned drydockings. When compared to the fourth quarter of 2001, revenues for the first quarter of 2002 were $3.1 million lower. Lower overall vessel utilization accounted for $1.4 million while reduced revenue rates in the North Sea market and fewer available operating days reduced revenues by $1.6 million and $0.7 million, respectively. The addition of the newbuild vessels, the Highland Navigator and the North Mariner, partially offset the reductions by $0.6 million.

     Operating income of $8.6 million in the first quarter of 2002 also was a record for the first quarter, exceeding the previous record set in 1998 of $6.5 million and $2.6 million higher than the first quarter of 2001. Direct operating costs were $12.4 million in the first quarter of 2002, an increase of $3.4 million over the same period last year and $0.4 million lower than the fourth quarter of 2001. The increased size of the fleet contributed $3.1 million of the increase over the prior year quarter while fewer operating days and lower spending accounted for the decrease from the fourth quarter of 2001. Depreciation and general and administrative expenses were $6.6 million for the first quarter 2002 compared to $4.7 million for the same period last year. The increases in these cost components during the quarter were related to the increased size of the fleet and the addition of the Norwegian operating office of Sea Truck.

     The six remaining vessels in the Company's newbuild program remain on time and within budget with two vessels to be delivered in the fourth quarter of 2002 and four vessels in 2003, one at the end of each quarter. Capital expenditures in the first quarter of 2002 were $37.0 million, primarily consisting of $31.2 million associated with the delivery of the Highland Navigator and the North Mariner, $2.9 million related principally to progress payments on the remainder of the newbuild program and $1.5 million associated with six completed drydockings.

     At March 31, 2002 the Company had working capital of $40.3 million, including $22.5 million in cash. GulfMark has agreed with its principal banks on the terms of a new six year $100 million credit facility which will replace the existing $75 million facility. The new facility is subject to normal documentation and is anticipated to close during May 2002. At March 31, 2002, the Company had repaid all of the outstanding borrowings under the existing line of credit from the proceeds of the common stock offering completed in March 2002.

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                               OPERATING RESULTS
                       (in 000's except per share amounts)

                                       Three Months Ended
                                            March 31,
                                       ------------------
                                         2002      2001
                                       --------  --------
Revenues.............................  $ 29,775  $ 21,877
Direct operating expenses............    12,362     8,955
Bareboat charter expense.............     2,182     2,228
General and administrative expenses..     2,188     1,554
Depreciation and amortization........     4,422     3,155
                                       --------  --------
  Operating Income...................     8,601     5,985

Interest expense, net of
  interest income....................    (3,064)   (2,391)
Minority interest....................       134        61
Other................................       285       (81)
                                       --------  --------
Income before income taxes...........     5,956     3,574
Income tax provision.................      (593)     (989)
                                       --------  --------
  Net income.........................  $  5,363  $  2,585
                                       ========  ========
BASIC EARNINGS PER SHARE:
  NET INCOME.........................  $   0.64  $   0.32
                                       ========  ========
DILUTED EARNINGS PER SHARE:
  NET INCOME.........................  $   0.62  $   0.31
                                       ========  ========

Weighted average common shares.......     8,434     8,189
Weighted average diluted common
  shares.............................     8,649     8,440

Revenue By Region (000's)
  North Sea based fleet..............  $ 23,154  $ 15,946
  Southeast Asia based fleet.........     4,029     3,624
  Brazil based fleet.................     2,592     2,307

Rates Per Day Worked
  North Sea based fleet..............  $ 10,072  $  9,951
  Southeast Asia based fleet.........     4,709     4,280
  Brazil based fleet.................    10,666     9,449

Overall Utilization %
  North Sea based fleet..............      92.7%     93.3%
  Southeast Asia based fleet.........      80.0%     81.9%
  Brazil based fleet.................      92.5%     92.8%

Average Owned or Chartered
  North Sea based fleet..............      27.7      19.0
  Southeast Asia based fleet.........      12.0      12.0
  Brazil based fleet.................       3.0       3.0
                                       --------  --------
     Total...........................      42.7      34.0
                                       ========  ========

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